                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934,

                          Guaranty National Corporation
                            (Name of Subject Company)

                            Orion Capital Corporation
                                    (Bidder)

                     Common Stock, par value $1.00 Per Share
                         (Title of Class of Securities)

                                    401192109
                      (CUSIP Number of Class of Securities)

                            Michael P. Maloney, Esq.
                               9 Farm Springs Road
                          Farmington, Connecticut 06032
                                 (860) 674-6600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                    Copy to:

                              John J. McCann, Esq.
                         Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 632-3000
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                            Calculation of Filing Fee

                Transaction valuation*              Amount of filing fee**
                ----------------------              ----------------------
                     $105,587,676                         $21,117.54

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 2,932,991 shares of common stock, par value $1.00 per share, of Guaranty National Corporation at $36.00 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended equals 1/50th of one percent of the aggregate cash value offered for such number of shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $6,333.84

Form or Registration No.:  S-4, File No. 333-36073

Filing Party:  Orion Capital Corporation

Date Filed:  September 22, 1997

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Item 1.      Security and Subject Company

         (a) The name of the subject company is Guaranty National Corporation, a Colorado corporation (the "Company"), which has its principal executive offices at 9800 South Meridian Boulevard, Englewood, Colorado 80112.

         (b) This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Orion Capital Corporation ("Orion") to purchase all outstanding shares of common stock, par value $1.00 per share of the Company (the "Shares"), but not less than 50.01% of such Shares, for a price per Share, of $36.00 net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(l) and (a)(2), respectively. According to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997 (the "September 10-Q"), the number of Shares outstanding as of November 3, 1997, was 15,062,933. Orion beneficially owns 80.5% of the outstanding Shares as of the date hereof. The information set forth in "INTRODUCTION," "THE OFFER -- Section 1; Terms of the Offer; Expiration Date" and "THE OFFER -- Section 6. Effect of the Offer on the Market for the Shares; Listing on the NYSE; Registration Under the Exchange Act; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "THE OFFER -- Section 5. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

         (a)-(d) and (g) This Statement is being filed by Orion. The information set forth in "INTRODUCTION," "THE OFFER -- Section 8. Certain Information Concerning Orion" and Annex I of the Offer to Purchase is incorporated herein by reference.

         (e) and (f) During the last five years, neither Orion nor to the best of their knowledge any of the persons listed in Annex I of the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.      Past Contacts, Transactions or Negotiations.

         (a)-(b) The information set forth in "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions" and "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions; Securities Ownership; Related Transactions" of the Offer to Purchase is incorporated herein by reference.

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Item 4.      Source and Amount of Funds or Other Consideration.

         (a) The information set forth in "SPECIAL FACTORS -- Source and Amount of Funds -- Financing of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         (a)-(g) The information set forth in "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Reasons for the Offer and the Merger; Purpose and Structure of the Transactions; Plans After the Offer; Effects of the Offer and the Merger," "THE OFFER -- Section 6. Effect of the Offer on the Market for the Shares; Listing on the NYSE; Registration under the Exchange Act; Margin Regulations" and "THE OFFER -- Section 11. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

Item 6.      Interest in Securities of the Subject Company.

         (a)-(b) The information set forth in "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Reasons for the Offer and the Merger; Purpose and Structure of the Transactions; Plans After the Offer; Effects of the Offer and the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions; Securities Ownership; Related Transactions," "THE OFFER -- Section 5. Price Range of Shares; Dividends," "THE OFFER -- Section 8. Certain Information Concerning Orion" and Annex II of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The information set forth in "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions; Securities Ownership; Related Transactions," "THE OFFER -- Section 8. Certain Information Concerning Orion" and "THE OFFER --
Section 11. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or to be Compensated.

         The information in "INTRODUCTION," and "THE OFFER -- Section 12. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9.      Financial Statements of Certain Bidders.

         Not Applicable.

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
Item 10.     Additional Information.

         (a) The information in "INTRODUCTION" and "SPECIAL FACTORS -- Reasons for the Offer and the Merger; Purpose and Structure of the Transactions; Plans After the Offer; Effects of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

         (b)-(e) The information in "INTRODUCTION," "SPECIAL FACTORS -- Reasons for the Offer and the Merger; Purpose and Structure of the Transactions; Plans After the Offer; Effects of the Offer and the Merger," "THE OFFER -- Section 6. Effect of the Offer on the Market for the Shares; Listing on the NYSE; Registration Under the Exchange Act; Margin Regulations," "THE OFFER -- Section
10. Certain Conditions of the Offer" and "THE OFFER -- Section 11. Certain Legal Matters" is incorporated herein by reference. Inclusion of such information herein shall not be deemed to be an admission of the materiality thereof by Orion.

         (f) Whether or not otherwise specifically referenced in response to the Items of this Statement, the information contained in the Offer to Purchase and the Letter of Transmittal, which are attached hereto as Exhibits (a)(l) and
(a)(2) respectively, as well as all terms and conditions of the Offer, are incorporated herein by reference.

Item 11.     Material to be Filed as Exhibits.

         (a)(1)   Offer to Purchase dated November 5, 1997.

         (a)(2)   Letter of Transmittal.

         (a)(3)   Notice of Guaranteed Delivery.

         (a)(4) Letter to Securities Dealers, Commercial Banks and Trust Companies.

         (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to their Clients.

         (a)(6)   Press Release issued on October 31, 1997.

         (a)(7)   Press Release issued on November 5, 1997.

         (a)(8)   Summary Advertisement dated November 5, 1997.

         (a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (b)      Not applicable.

         (c)(1) Agreement and Plan of Merger, dated as of October 31, 1997 by and between Guaranty National Corporation and Orion Capital Corporation.

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         (c)(2) Shareholder Agreement, dated November 7, 1991, by and among
Guaranty National Corporation, Orion Capital Corporation, The Connecticut Indemnity Company, Connecticut Specialty Insurance Company, Design Professionals Insurance Company, Employee Benefits Insurance Company, The Fire and Casualty Insurance Company of Connecticut, Security Insurance Company of Hartford and Security Reinsurance Company.

         (c)(3) Amendment to Shareholder Agreement, dated February 2, 1994, by and among Guaranty National Corporation, Orion Capital Corporation, The Connecticut Indemnity Company, Connecticut Specialty Insurance Company, Design Professionals Insurance Company, Employee Benefits Insurance Company, The Fire and Casualty Insurance Company of Connecticut, Security Insurance Company of Hartford and Security Reinsurance Company.

         (c)(4) Amendment to Shareholder Agreement, dated March 2, 1995, by and among Guaranty National Corporation, Orion Capital Corporation, The Connecticut Indemnity Company, Connecticut Specialty Insurance Company, Design Professionals Insurance Company, Employee Benefits Insurance Company, The Fire and Casualty Insurance Company of Connecticut, Security Insurance Company of Hartford and Security Reinsurance Company.

         (c)(5) Note Issuance Agreement, as Amended and Restated as of June 14, 1995, by and among Guaranty National Corporation, Orion Capital Corporation, The Connecticut Indemnity Company, Connecticut Specialty Insurance Company, Design Professionals Insurance Company, Employee Benefits Insurance Company, EBI Indemnity Company, The Fire and Casualty Insurance Company of Connecticut, Security Insurance Company of Hartford, Security Reinsurance Company and SecurityRe, Inc.

         (c)(6) Amendment to Shareholder Agreement dated June 18, 1996 by and among Guaranty National Corporation and Orion Capital Corporation, The Connecticut Indemnity Company, Connecticut Specialty Insurance Company, Design Professionals Insurance Company, EBI Indemnity Company, Employer Benefits Insurance Company, The Fire and Casualty Insurance Company of Connecticut, Securities Insurance Company of Hartford and Security Reinsurance Company.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.

         (g) Rule 13e-3 Transaction Statement on Schedule 13E-3 dated November 5, 1997 of Orion Capital Corporation.

                                       6
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1997

                                   ORION CAPITAL CORPORATION

                                   By:       /s/ Michael P. Maloney
                                            ------------------------------------
                                   Name:    Michael P. Maloney
                                   Title:   Senior Vice President, Secretary and
                                              General Counsel

                                       7
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                                  EXHIBIT INDEX

  Exhibit                         Description
  -------                         -----------
  (a)(l)              Offer to Purchase dated November 5, 1997.

  (a)(2)              Letter of Transmittal.

  (a)(3)              Notice of Guaranteed Delivery.

  (a)(4)              Letter to Securities Dealers, Commercial Banks and Trust
                      Companies.

  (a)(5)              Letter from Brokers, Dealers, Commercial Banks, Trust
                      Companies and Nominees to their Clients.

  (a)(6)              Press Release issued on October 31, 1997.

  (a)(7)              Press Release issued on November 5, 1997

  (a)(8)              Summary Advertisement dated November 5, 1997.

  (a)(9)              Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.

  (c)(1) Agreement and Plan of Merger, dated as of October 31, 1997 between Guaranty National Corporation and Orion Capital
                      Corporation.

  (c)(2) Shareholder Agreement, dated November 7, 1991, by and among Guaranty National Corporation, Orion Capital
                      Corporation, The Connecticut Indemnity Company,
                      Connecticut Specialty Insurance Company, Design
                      Professionals Insurance Company, Employee Benefits
                      Insurance Company, The Fire and Casualty Insurance Company of Connecticut, Security Insurance Company of Hartford and
                      Security Reinsurance Company.

  (c)(3)              Amendment to Shareholder Agreement, dated February 2,
                      1994, by and among Guaranty National Corporation, Orion
                      Capital Corporation, The Connecticut Indemnity Company,
                      Connecticut Specialty Insurance Company, Design
                      Professionals Insurance Company, Employee Benefits
                      Insurance Company, The Fire and Casualty Insurance Company of Connecticut, Security Insurance Company of Hartford and
                      Security Reinsurance Company.

  (c)(4) Amendment to Shareholder Agreement, dated March 2, 1995, by and among Guaranty National Corporation, Orion Capital
                      Corporation, The Connecticut Indemnity Company,
                      Connecticut Specialty Insurance Company, Design
                      Professionals Insurance Company, Employee Benefits
                      Insurance Company, The Fire and Casualty Insurance Company of Connecticut,

                                       8
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   (c)(5)            Note Issuance Agreement, as Amended and Restated as of June
                     14, 1995, by and among Guaranty National Corporation, Orion Capital Corporation, The Connecticut Indemnity Company, Connecticut Specialty Insurance Company, Design Professionals Insurance Company, Employee Benefits
                     Insurance Company, EBI Indemnity Company, The Fire and Casualty Insurance Company of Connecticut, Security Insurance Company of Hartford, Security Reinsurance Company and SecurityRe, Inc.

   (c)(6) Amendment to Shareholder Agreement dated June 18, 1996 by and among Guaranty National Corporation and Orion Capital Corporation, The Connecticut Indemnity Company, Connecticut Specialty Insurance Company, Design Professionals Insurance Company, EBI Indemnity Company, Employer Benefits Insurance Company, The Fire and Casualty Insurance Company of Connecticut, Securities Insurance Company of Hartford and Security Reinsurance Company.

   (d)               Not applicable.

   (e)               Not applicable.

   (f)               Not applicable.

   (g) Rule 13e-3 Transaction Statement on Schedule 13E-3 dated November 5, 1997 of Orion Capital Corporation


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